EXHIBIT H


                            SANDELL ASSET MANAGEMENT
                           -------------------------
                             CASTLERIGG INVESTMENTS


July 16, 2008

Southern Union Company
5444 Westheimer Road
Houston, TX 77056
Attn: George Lindemann, Chairman and Chief Executive Officer

Dear George:

As you are well aware by now, Sandell Asset Management ("Sandell") has been a shareholder of Southern Union Company ("Southern Union", "SUG" or the "Company") for over three years and we remain your largest single shareholder. We purchased the shares because we believed the value of the Company's assets were well in excess of its stock price, and subsequently were even convinced that management was dedicated to realizing that value. We also believed that you, Mr. Lindemann, would be willing to sell the Company if you could not deliver that value in a reasonable timeframe. The record now clearly shows that our patience was misplaced. During the past few years shareholders have witnessed the following:

1. Continued and consistent underperformance in SUG's share price relative to its peers. In fact, we have recently seen this performance gap widen even further
2. A consistent exodus of management talent replaced with less qualified internal candidates
3. Generous compensation for the most senior executives not tied to operating performance or share price
4. Broken promises to investors and analysts that have dramatically eroded management's credibility
5. An inability to communicate and execute a concrete plan for value enhancement

We believe the poor and declining share price performance is a clear sign that the market has utterly lost confidence in the Company's leadership.

In 2006, we initiated a proxy contest to elect director candidates in an effort to improve the Board's qualifications, add new perspectives, and foster a new urgency to drive shareholder value. We agreed to withdraw those nominees in view of the stated intentions in your February 2007 Strategic Plan to engage in several value enhancement initiatives including the creation of an MLP and the opportunistic return of capital to shareholders. Thus far, none of those goals have been met in substance, and we strongly question your level of actual commitment to them in the first place.

July 16, 2008
Page 2


-------------------------------------------------------------------------------------------------
Total Shareholders Return
                                2005          2006        2007       2008 YTD    2005-Current
                              -------------------------------------------------------------------
Spectra Energy Corp              NA            NA        (3.6%)       7.7%            NA
El Paso Corp                    18.6%          27.1%     14.0%       14.0%          153.6%
ONEOK Inc.                      (2.8%)         67.8%      6.9%        8.0%          151.9%
Williams Cos Inc.               44.0%          14.4%     38.7%        2.2%          289.7%
Equitable Resources Inc         24.1%          16.5%     29.9%       20.9%          230.4%
Sempra Energy                   25.6%          28.1%     12.7%       (8.5%)         108.2%
National Fuel Gas Co            14.3%          27.7%     24.5%       24.5%          173.6%
                              -------------------------------------------------------------------
Average                         20.6%          30.3%     17.6%        9.8%          184.6%

Southern Union Co                3.5%          20.1%      6.6%      (12.5%)          58.6%

Note:  As of 7/11/08

-------------------------------------------------------------------------------------------------



With regards to the MLP, you indicated that you intended to complete an IPO by the end of the third quarter of 2007. It has been 498 days since the withdrawal of our nominees and we have yet to even see an S-1 filing. Notwithstanding the disruptions in the capital markets recently, there were ample opportunities for SUG to complete an offering prior to the current market slowdown had the Company moved with real urgency and commitment. In fact, even as recently as this past May when the tightening of the capital markets was already well underway, Anadarko Petroleum successfully priced a midstream MLP IPO at a yield of 7.3% - the very same transaction that SUG's new Chief Operating Officer, Eric Herschmann, cited on the last earnings call.

In the table below, you will note that several companies were able to announce, file and successfully price MLPs since you announced your Strategic Plan. History shows that companies dedicated to creating shareholder value find ways to do so regardless of market conditions.

                                    DAYS FROM INITIAL ANNOUNCEMENT
         INITIAL   -----------------------------------------------------------------------------------------------------------------
         ANN.      0     30     60   90  120   180   210   240   270   300   330   360   390   420  450   480   510  540   570   600
APC    10/15/2007  Filed S-1                         Pricing
PXD     4/23/2007                    Filed S-1             Delay                         Pricing
EAC     1/17/2007                        Filed S-1         Pricing
WMZ     7/20/2007               Filed S-1      Pricing
EPB     2/21/2007                                    Filed S-1   Pricing

SUG     2/28/2007                    Postponed Storage           Ann. Midstream                     Postpones Midstream



The Company's track record of capital return is only slightly better. Since you announced your Strategic Plan, SUG has not repurchased a single share of stock, despite the trading price recently hitting a low not seen since January 2005. We acknowledge that SUG did raise the quarterly dividend by close to 50% - however, this exaggerated increase was off a miniscule base of 10 cents per share.

Further testament to the market's lack of confidence in SUG, is the stock's discounted multiple and gap to its NAV. The price discount to a pro forma MLP valuation is particularly striking and a strong sign that both investors and sell-side analysts do not believe that the Company's board and/or management will follow through on an MLP. It raises significant concerns about

July 16, 2008
Page 3

complacency around value creation when such compelling opportunities are available. We dispute your frequently offered excuse that an MLP does not create value due to tax leakage, as it is well known that there are numerous structures available that mitigate tax leakage and defer tax payments. We do not subscribe to any theory that SUG is in such a unique position to justify holding MLP-eligible assets in a fully taxable form while virtually every other midstream and/or pipeline company has moved aggressively to sell or convert these assets into MLPs to the benefit of shareholders.



                            TEV     MLP Sub(s)            Name                            Recent Dropdowns
                           -------- ---------- ------------------------------ ---------------------------------------
ONEOK INC             OKE   $10,138   OKS      ONEOK PARTNERS LP              Apr. 06 - $3bn
WILLIAMS COS INC      WMB   $27,794   WPZ      WILLIAMS PARTNERS LP           Aug. 05 - $124mm IPO, $317 mm asset
                                                                              Jun. 06 - $360mm
                                                                              Nov. 06 - $1.2bn
                                                                              Jun. 07 - $78mm
                                                                              Dec. 07 - $750mm
                                      WMZ      WILLIAMS PIPELINE PARTNERS L   Jan. 08 - $358mm IPO for $718mm asset
DUKE ENERGY CORP      DUK   $33,610   DPM      DCP MIDSTREAM PARTNERS LP      Nov. 06 - $77mm
                                                                              Jul. 07 - $271mm
                                                                              Aug. 07 - $166mm ($635mm total)
SPECTRA ENERGY CORP   SE    $27,090   SEP      SPECTRA ENERGY PARTNERS LP     Jul. 07 - $230mm IPO for $550mm asset
                                                                              Dec. 07 - $107mm
EL PASO CORP          EP    $27,231   EPB      EL PASO PIPELINE PARTNERS LP   Nov. 07 - $537mm IPO for $962mm asset



At this point, we do not have any faith that management or the board of directors harbor any real intention of moving forward actively with an MLP or other value enhancing restructuring alternatives. Even if our continued insistence does result in a meager MLP IPO of the former Sid Richardson assets, we have no confidence that you will move aggressively to drop the remaining assets into the MLP over a reasonable timeframe. While virtually all of the Company's assets qualify for the MLP structure, only a real and disciplined commitment to follow through on the conversion process will maximize value. Unfortunately, we have no indication that such commitment exists at SUG. In fact, on the last earnings call, you suggested that SUG might even be interested in PURCHASING more midstream assets. We are shocked that you would even consider acquisitions given SUG's weak stock currency and the existing limitations your current debt load puts on the Company's strategic options. Further, you would likely be bidding against existing MLPs that have stronger currency, virtually assuring that you would be overpaying for the assets. For these reasons, among others, we strongly oppose any acquisitions.

July 16, 2008
Page 4



         Firm Name                      Analyst             Rating           Target                   Commentary
-------------------------------- -------------------------- ---------------- ------- -----------------------------------------------
Wachovia Capital Markets LLC     SAMUEL BROTHWELL       market perform       $27.50  "... we are revising our valuation range down
                                                                                     to reflect: 1) the MLP delay, and--more
                                                                                     importantly--2) to reflect a lower level
                                                                                     of confidence that this management team
                                                                                     will act to optimize shareholder value
                                                                                     in a timely fashion. Part of the reason
                                                                                     to own SUG was that CEO George Lindermann
                                                                                     is seen as a value / deal guy. But at his
                                                                                     insistence, the MLP was kept at bay until
                                                                                     it withered on the vine. SUG is a public
                                                                                     company, not a family business, management's
                                                                                     lack of urgency is disturbing, and we can't
                                                                                     just keep on waiting, waiting for the world
                                                                                     to change."

BMO Capital Markets-US           CARL L KIRST           outperform           $35.00  "... at some point in the furture ... value
                                                                                     will get recognized via either MLP creation,
                                                                                     future stock buyback, asset optimization, or
                                                                                     even an outright sale for the right price."

RBC Capital Markets              LASAN JOHONG           sector perform       $29.00  "While we do not believe this is the optimal
                                                                                     strategy [for SUG to form a new MLP], and
                                                                                     would have preferred SUG sell to another MLP
                                                                                     and focus its strategy on its core LNG,
                                                                                     transportation and distribution business,
                                                                                     we do believe the formation of an MLP could
                                                                                     create shareholder value."

Banc of America                  ELVIRA SCOTTO          neutral              $30.00  "Management has acknowledged recent incremental
                                                                                     market liquidity ... Becoming more constructive
                                                                                     on the shares ... However, with the midstream
                                                                                     MLP shelved for the time being, we do not see
                                                                                     any near-term catalyst to drive the shares
                                                                                     meaningfully higher from current levels."

Citigroup                        FAISEL KHAN            buy                  $37.00  "Our NAV analysis results in a value of $36.83
                                                                                     per share ... [but] we also attribute no MLP
                                                                                     valuation uplift to SUG"

JPMorgan                         XIN LIU/GLENN MULLIN   overweight                   "Longer term, we continue to believe an MLP
                                                                                     makes sense as part of the company's stragegy."

Calyon Securities (USA) Inc      GORDON HOWALD          buy                  $41.00  "We constantly hear criticism from investors
                                                                                     about Southern Union's preceived lack of
                                                                                     shareholder focus, particularly management
                                                                                     access."

Stifel Nicolaus                  SELMAN AKYOL           buy                  $32.00  "We do not expect that the company will move
                                                                                     forward with a G&P MLP at this time"

Lehman Brothers                  RICHARD GROSS          overwt/neutral       $33.00



Since management has yet to offer, much less enact, a substantive value creation plan, WE BELIEVE THAT THE ONLY VIABLE OPTION FOR VALUE CREATION IS A SALE OF THE COMPANY.

Despite the poor performance of the equity markets, we are confident there would be significant interest in a transaction and note that the share prices of virtually all of SUG's competitors (and possible acquirers) are up materially this year on both relative and absolute bases. We were told that SUG had received offers for the Company during the last two years but walked away from a potential deal over 50 cents (or less) on the proposed stock purchase price.

July 16, 2008
Page 5


Strongly supportive of the potential sale price is the value that can be realized through a proactive execution of an MLP conversion. On this basis we believe SUG is worth between $32-$42 per share depending on the sequence of particular assets contributed, the prevailing market environment and the level of tax mitigation. This valuation is well supported by sell-side research which often have a wide variance between SUG's target price in the status quo, and the Company's materially higher MLP or sum-of-the-parts valuations. We believe this gap represents a material "credibility discount" for SUG's management as the Company's operating assets have significantly greater strategic value. As such, we believe that an acquirer would be willing to pay between $35-$40 for SUG and still generate attractive returns from cutting costs and dropping assets into its own MLP.



Sum of the Parts Valuation                                   Sum of the Parts Sale
--------------------------                                   ----------------------

                            2008E              Value                                     2008E               Value
                            EBITDA  Multiple   per Shr                                   EBITDA   Multiple   per Shr
                            ------  ---------  --------                                   ------  ---------  --------
Transportation & Storage      $593      8.7x    $41.41       Transportation & Storage      $593      9.5x    $45.39
Gathering & Processing        $189      8.5x    $12.91       Gathering & Processing        $189      9.0x    $13.67
Gas Distribution              $111      8.0x     $7.16       Gas Distribution              $111      8.0x     $7.16
Corporate                       $2      7.0x     $0.12       Corporate                       $2      7.0x     $0.12
-------------------------------------------------------      --------------------------------------------------------
Total TEV                     $895      8.5x    $61.60       Total TEV                     $895      9.2x    $66.35
Net Debt                                        $28.93       Net Debt                                        $28.93
------------------------------------------------------       --------------------------------------------------------
Equity Value                                    $32.68       Equity Value                                    $37.42
-------------------------------------------------------      --------------------------------------------------------
Upside %                                         28.2%       Upside %                                         46.8%





                                 Summary MLP Valuation
                                 ---------------------
                                                                                  TEV     Per Shr
                                                                                -------- ---------
                                 Full Midstream & Pipeline/LNG MLP
                                 ---------------------------------
                                 NPV of IPO Proceeds & Dropdown Proceeds         $2,287   $18.42
                                 Value of GP Distributions                       $2,143   $17.26
                                 Value of Subordinated LP Distributions          $3,468   $27.93
                                 Legacy Assets Value                               $905    $7.29
                                 ----------------------------------------------------------------
                                 Total TEV                                       $8,803   $70.90
                                 Net Debt                                       ($3,592) ($28.93)
                                 ----------------------------------------------------------------
                                 Equity Value                                    $5,211   $41.97
                                 ----------------------------------------------------------------
                                 Upside %                                                  64.7%



July 16, 2008
Page 6



The market has no more patience with management's poor performance, outsized compensation and complacency towards value creation. This belief is clearly supported by the dismal share price performance and the Company's discounted public valuation. We believe the option that creates the most value for shareholders at this point is an immediate sale of the Company. On this basis, we strongly recommend that the Company retain a financial advisor. However, if SUG were to remain independent, there would need to be a significant restructuring of the Company which would include the following at a minimum:

1. Separation of the Chairman and CEO roles, and recruitment of an experienced energy CEO. This candidate would then evaluate and fill out other senior executive roles where appropriate
2. A detailed plan and public commitment to converting all of the Transportation/Storage and Gathering & Processing assets into one or even separate MLPs
3.    Commitment to a minimum level of capital return to shareholders
4. Replacement of a majority of the existing board with truly qualified candidates who have relevant experience and no ties to management

In conclusion, the market has clearly shown that our decision to not seek representation on the board two years ago in reliance upon your hollow commitment was a mistake. Ample time has elapsed and opportunities squandered by the Company, and we no longer have the appetite for false promises and delaying tactics offered in the hope that we will go away. While there is still some time before the next opportunity to nominate candidates in December, we have begun the process of searching for qualified candidates because we believe that nothing will meaningfully change in the next several months.


Yours truly,



Thomas Sandell
Chief Executive Officer
Sandell Asset Management Corp.